 The Acadia Mutual Funds

One Penn Plaza, 36th Floor

New York, New York 10119

VIA EDGAR

August 20, 2010

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC   20549

Attn.:  Patricia Williams

Re:

Acadia Mutual Funds (the “Trust”); Request for Acceleration of Pre-Effective Amendment No. 3 to the registration statement on Form N-1A (File Nos. 333-162629 and 811-22341) (the “Registration Statement”).

Dear Ms. Williams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request the effective date of the above captioned Registration Statement to be accelerated so that the same will become effective at 9:00 a.m. Eastern Standard Time on Tuesday, August 24, 2010, or as soon thereafter as practicable.

Rafferty Capital Markets, LLC, the principal underwriter for the Trust, has also signed this letter requesting acceleration.

Yours Truly,

/s/ Eric D. Jacobs

Eric D. Jacobs

President and Trustee

The Acadia Mutual Funds

/s/ Thomas A. Mulrooney

Thomas A. Mulrooney

President

Rafferty Capital Markets, LLC